Ideal Financial Solutions, Inc

October 14, 2010

SENT VIA FACSIMILE AND FILED VIA EDGAR

Michael F. Johnson
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ideal Financial Solutions, Inc.
Form 10-12G
File No. 000-53922

Dear Mr. Johnson:

On behalf of Ideal Financial Solutions, Inc. and its consolidated subsidiaries (the “Company”), I am writing in response to your letter to the Company dated October 12, 2010 (your “Letter”) with respect to the Amendment No. 2 on Form 10-12G/A filed by the Company on October 12,  2010 (the “Form 10”).  Our responses follow a restatement of your comment below.

Form 10/A filed September 10, 2010

Notes to the Consolidated Financial Statements

Notes 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, Page F-8

1. We note your response to prior comment 2.  As previously requested, explain, in reasonable detail, the basis for increasing your accrual for refunds and charge-backs to a rate of 30%, considering that actual charge-backs and refunds for the first six months of 2010 were only 22% of gross sales.  Also, tell us the amount by which refunds and charge-backs had increased during April and May 2010 above the normal 19% of gross revenue collected and deferred.  In addition, considering the increases in refunds and charge-backs, tell us how you continue to have the ability to reasonably estimate how many customers will likely exercise the right to a refund or charge-back.  Refer to SAB Topic 13.A.4.

Michael F. Johnson
October 14, 2010

Response:   We make our accrual for refunds and charge-backs monthly and base the calculation on a thorough analysis of recent transactions.  It is not our policy to adjust prior quarter estimates; however, as we close monthly books and prepare our quarterly financial statements, we analyze charge-backs and refunds trends and adjust our accrual for the quarter accordingly.

With respect to the second quarter of 2010, our monthly analysis showed that refunds and charge-backs for April and May had increased to 25.5% and were trending up.  As a result, we increased our monthly accrual rate for those months to 30% of revenue collected.  Our accrual rate for the first quarter 2010 was 20% of revenue collected.  The rate of 20% in the first quarter (on a larger revenue amount) and 30% in the second quarter have produced a cumulative, or weighted accrual rate of approximately 22% for the six-month period ended June 30, 2010.  With the problematic campaign being shut down and charge-backs and refunds associated with that campaign ceasing, we anticipate the third quarter refund rate will go down, although we have not completed our analysis for the third quarter. If it does prove to decline, we will adjust our accrual appropriately.

With respect to your question about our ability to reasonably estimate charge backs in the future, we note that, historically, over 75% of all refunds and charge-backs consistently occur within 30 days of the day revenue is collected and an additional 20% within 60 days.  As a result, by the time we prepare and release quarterly or annual financial statements, we have experienced substantially all of the refund requests and charge-backs we would actually experience for the reporting period in question.  This, together with our robust internal monthly analysis during the period (and testing by the auditors), gives us strong confidence that the information included in our periodic financial statements is accurate and that we have the ability to reasonably estimate charge backs and revenue recognized.

*  *  *  *  *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call Bryan Allen at 801.257.7963 or me at 801.706.7874.

Sincerely,

Ben Larsen
Chief Financial Officer